EXHIBIT 99.B


be counted in determining whether a quorum is in attendance. An abstention is not the equivalent of a "no" vote on a proposition.

  Shareholders may vote either in person or by duly authorized proxy. The giving of a proxy will not prevent a shareholder from voting in person at the meeting. A proxy may be revoked by a shareholder at any time prior to the voting thereof by giving written notice to the Secretary of the Company prior to such voting. All shares entitled to vote and represented by effective proxies on the enclosed form, received by the Company, will be voted at the meeting (or any adjourned session thereof) in accordance with the terms of such proxies.

  Each Participant in the Company's Automatic Dividend Reinvestment and Stock Purchase Plan (the "Reinvestment Plan"), Kentucky Utilities' Employee Stock Ownership Plan (the "ESOP") or the Kentucky Utilities Employee Savings Plan (the "Savings Plan") will receive a form of proxy by which such Participant may direct the agent or trustee under such Plans as to the manner of voting shares credited to the Participant's accounts under such Plans. Shareholders of record who are participants in the Reinvestment Plan will receive only one form of proxy which will be deemed to include shares held of record and shares, if any, held under such Plan. A Participant of any of such Plans wishing to vote in person at the meeting may obtain a proxy for shares credited to his account under such Plans by making a written request therefor by April 11, 1994, as follows: for the Reinvestment Plan, to George S. Brooks II, Secretary of the Company, at the address stated on page 2; for the ESOP, to Liberty National Bank and Trust, PO Box 32500, Louisville, Kentucky 40232, Attention: Kennedy H. Clark, Jr., Trust Investment Division; and for the Savings Plan, to National City Bank, Kentucky, PO Box 36010, Louisville, Kentucky 40233, Attention:
Judith E. Meany.

                             Election of Directors

  General. Three directors are to be elected at the meeting. Barring unforeseen circumstances and in the absence of contrary directions, the proxies solicited herewith will be voted for the election of Milton W. Hudson, John T. Newton and William L. Rouse, Jr. as directors of the Company, to hold office until the 1997 Annual Meeting of Shareholders of the Company or until their respective successors shall have been duly elected and qualified. The proxies may also be voted for a substitute nominee or nominees in the event any one or more of said persons shall be unable to serve for any reason or be withdrawn from nomination, an occurrence not now anticipated. Except as otherwise indicated, each nominee has been engaged in his present principal occupation for at least the past five years. All information regarding share ownership is as of January 31, 1994.

  The following information is given with respect to the nominees for election as directors:

              MILTON W. HUDSON, 66, has been an economic consultant
- ------------  (Washington, D.C.) since 1991. He was Managing Director and
- ------------  Senior Economic Advisor of Morgan Guaranty Trust Company of New
              York from January 1990 until his retirement in June 1991. He was Senior Vice President and Senior Economic Adviser for Morgan Guaranty from 1988 to 1990. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1990. Mr. Hudson beneficially owns 1,013 shares of Common Stock of the Company.

- ------------  JOHN T. NEWTON, 63, is Chairman of the Board, President and
- ------------  Chief Executive Officer of the Company and Kentucky Utilities.
              He has been a director of the Company since 1988 and a director of Kentucky Utilities since 1974. Mr. Newton beneficially owns 25,538 shares of Common Stock of the Company which include 9,817 shares held jointly with his wife.

              WILLIAM L. ROUSE, JR., 61, was Chairman of the Board and Chief
- ------------  Executive Officer and a director of First Security Corporation
- ------------  of Kentucky, a multi-bank holding company, prior to his retirement in 1992. Mr. Rouse is a director of Ashland Oil, Incorporated. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1989. Mr. Rouse beneficially owns 1,000 shares of Common Stock of the Company.

  Information with respect to those directors whose terms are not expiring is as follows:

              MIRA S. BALL, 59, is Secretary-Treasurer and Chief Financial
- ------------  Officer of Ball Homes, Inc., a single-family residential
- ------------  developer and property management company. She has been a director of the Company and Kentucky Utilities since 1992. Ms. Ball beneficially owns 5,053 shares of Common Stock of the Company. Her term expires in 1996.

              W. B. BECHANAN, 68, retired in 1987 as Chairman of the Board and
- ------------  Chief Executive Officer of Kentucky Utilities. He has been a
- ------------  director of the Company since 1991 and a director of Kentucky
              Utilities since 1978. Mr. Bechanan beneficially owns 25,974 shares of Common Stock of the Company which include 22,389 shares held pursuant to family trusts under which Mr. Bechanan has shared investment power. His term expires in 1995.

              HARRY M. HOE, 68, is President and a director of J. R. Hoe &
- ------------  Sons, Inc., Middlesboro, Kentucky, a foundry and casting
- ------------  company. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1979. Mr. Hoe beneficially owns 14,018 shares of Common Stock of the Company which include 4,516 shares held solely by his wife. His term expires in 1995.

- ------------  FRANK V. RAMSEY, JR., 62, is President and Director of Dixon
- ------------  Bank, Dixon, Kentucky, and a farm owner and operator. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1986. Mr. Ramsey beneficially owns 1,400 shares of Common Stock of the Company. His term expires in 1996.

              WARREN W. ROSENTHAL, 70, is a private investor and the owner of
- ------------  Patchen Wilkes Farm, Lexington, Kentucky (a thoroughbred horse
- ------------  breeding operation). Prior to September, 1989, he was Chairman of the Board and a director of Jerrico, Inc., Lexington, Kentucky, an operator of a national restaurant chain. Mr. Rosenthal is a director of Immununomedics, Inc. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1976. Mr. Rosenthal beneficially owns 17,400 shares of Common Stock of the Company. His term expires in 1996.

              CHARLES L. SHEARER, PH.D., 51, is President of Transylvania
- ------------  University, Lexington, Kentucky. He has been a director of the
- ------------  Company since 1991 and a director of Kentucky Utilities since
              1987. Dr. Shearer beneficially owns 1,255 shares of Common Stock of the Company which include 200 shares held solely by his wife and 12 shares held by his children. His term expires in 1996.

              MICHAEL R. WHITLEY, 51, has been Senior Vice President of the
- ------------  Company since 1988 and of Kentucky Utilities since 1987. Mr.
- ------------  Whitley was Secretary of Kentucky Utilities from 1978 until 1992 and of the Company from 1988 until 1992. Mr. Whitley has been a director of the Company and Kentucky Utilities since 1992. Mr. Whitley beneficially owns 13,562 shares of the Common Stock of the Company which include 337 shares held solely by his wife.
              His term expires in 1995.

  Voting Securities Beneficially Owned by Directors, Nominees and Executive Officers; Other Information. The directors, nominees and executive officers of the Company and Kentucky Utilities owned beneficially at February 1, 1994 an aggregate of 157,619 shares of Common Stock of the Company, representing in the aggregate .4% of such stock.

  On January 12, 1993, a report on Form 4 (due January 10, 1993) was filed on behalf of John T. Newton, Chairman, President and CEO of the Company, with the Securities and Exchange Commission reporting a purchase of Company Common Stock.

  Meetings and Committees of the Board of Directors. All members of the Company's Board of Directors are currently members of Kentucky Utilities' Board of Directors. The Board of Directors of the Company and the Board of Directors of Kentucky Utilities have each established five committees: the Executive

  Directors' Compensation. Each director of the Company is also a director of its principal subsidiary, Kentucky Utilities. Each director who is not an employee of the Company is paid an annual retainer of $15,000. This retainer is reduced by any retainer paid from a Company subsidiary. Kentucky Utilities pays non-employee directors an annual retainer of $12,600. Thus, the net annual Company retainer paid to such directors is $2,400 but the aggregate paid for serving on both Boards is $15,000.

  In addition to an annual retainer, the Company and Kentucky Utilities pay each non-employee director a $750 fee for each meeting of a Board or a particular committee attended; provided that if the Boards of the Company and Kentucky Utilities meet on the same day, only one $750 fee is paid for both meetings and if the same committee of the Boards of the Company and Kentucky Utilities meet on the same day, only one $750 fee is paid for both meetings. Out-of-pocket travel expenses are paid to directors for all meetings attended.

  All eligible directors of the Company and Kentucky Utilities are entitled to participate in the Director Retirement Retainer Programs (the "Director Retirement Plans") of the Company and Kentucky Utilities. Directors who are not, and have not previously been, an officer of Kentucky Utilities, the Company, or their affiliated companies ("outside directors") are eligible to participate. An outside director who is 65 years of age and has completed at least five consecutive years of service on the Company's and/or Kentucky Utilities' Board will receive, upon termination of service from a Board for any reason other than death, an annual retirement benefit equal to the annual retainer paid to such Board's directors in effect as of such termination, payable monthly over a period of years equal to the number of full years such director served on the Board, but not in excess of 10 years. Such payments cease, however, if the director dies before all such payments are made. In the event of a change in control of the Company or Kentucky Utilities, any person then receiving a retirement benefit would be paid, within 30 days of the change in control, a lump sum payment equal to the discounted present value of all then unpaid installments of the director's retirement benefit. In the event of a change in control, each outside director in office immediately prior to such change in control will be eligible to receive an accelerated retirement benefit if the director terminates service from a Board for any reason other than death within three years of the date of the change in control. Such accelerated retirement benefit would be paid in a lump sum within 30 days of such termination and would be equal to the discounted present value of the retirement benefit which such director would have received if the director had retired from the Board at age 70 (or for certain directors, 72) and lived to collect the full benefit otherwise payable under the applicable Director Retirement Plan. Such benefit would be based on the higher of the annual retainer in effect immediately prior to the change in control or immediately prior to such director's termination of service. Change in control is broadly defined under the Director Retirement Plans and includes any merger, consolidation, reorganization or sale of substantially all of the assets of the Company or Kentucky Utilities which results in less than a majority of the voting power of the resulting entity being owned by the holders of the Common Stock of the Company prior to the transaction; a change in the majority of the Board of Directors of the Company or Kentucky Utilities over a two-year period which is not approved by two-thirds of the incumbent directors; and the acquisition by any person or group of persons of beneficial ownership of 10% or more of the Common Stock of the Company or Kentucky Utilities. The annual retainer in effect upon the director's termination from a Board will be calculated as described in the first paragraph under this caption.

  Directors may elect to have all or a specified portion of their director's fees deferred under the Director Deferred Compensation Plans (the "Director Deferred Compensation Plans") of the Company and Kentucky Utilities. Amounts deferred will be maintained in unfunded accounts for each participant, which bear interest at a floating rate based upon the average prime rate charged by banks as reported in the Federal Reserve

Bulletin. Amounts credited under the Director Deferred Compensation Plans will be paid to the participant upon termination as a director for any reason other than death in a single payment or, with interest, quarterly over a period of not to exceed 40 calendar quarters, or, with interest, annually over a period of not to exceed 10 years. In the event of a participant's death, payment of any remaining balance of credited amounts will be made in a single payment to a designated beneficiary. In certain cases, directors may receive a distribution of deferred amounts in the event of substantial financial hardship. In the event of a change in control of the Company or Kentucky Utilities, any director who terminated prior to the change in control whose deferred amounts have not been distributed would receive, within 15 days of the change in control, a lump sum payment of the undistributed amounts. In the event of a change in control, each director who terminates thereafter would be paid, within 15 days after termination, a lump sum payment of the director's deferred amounts. Change in control has essentially the same meaning as under the Director Retirement Plans described above. Because officers of the Company and Kentucky Utilities receive no compensation for services as directors, any director who is an officer is not eligible to participate in the plans.

  Executive Compensation. The following table contains information with respect to the compensation paid by (or earned from) the Company and Kentucky Utilities, for all services rendered during 1991 through 1993 in all capacities, to the Chief Executive Officer and the four most highly compensated executive officers of the Company and Kentucky Utilities:

                           Summary Compensation Table

                                                       LONG TERM
                                                      COMPENSATION
                          ANNUAL COMPENSATION           PAYOUTS
                  ----------------------------------- ------------
    NAME AND                             OTHER ANNUAL               ALL OTHER
   PRINCIPAL            SALARY   BONUS   COMPENSATION LTIP PAYOUTS COMPENSATION
    POSITION      YEAR   ($)     ($)(1)     ($)(2)        ($)         ($)(3)
   ---------      ----  ------   ------  ------------ ------------ ------------
JOHN T. NEWTON;   1993 $424,237 $144,362   $11,886        $ 0         $8,444
Chairman of the
Board,            1992  414,909   99,075    11,161        --           4,870
President, Chief  1991  361,212  121,295     9,998        --           3,299
Executive
Officer &
Director of the
Company
& Kentucky
Utilities
MICHAEL R.
WHITLEY;          1993  219,529   62,164     1,258          0          6,045
Senior Vice
President         1992  210,682   41,834        21        --           3,574
& Director of
the               1991  187,913   53,605         0        --           2,748
Company &
Kentucky
Utilities
JAMES W. TIPTON;  1993  204,042   60,331     1,201          0          5,712
Senior Vice
President         1992  205,199   41,834        18        --           3,346
of Kentucky
Utilities         1991  187,913   53,605         0        --           2,643
O. M. GOODLETT;   1993  188,724   54,257         0          0          4,497
Senior Vice
President of      1992  160,215   24,736         0        --           2,182
Kentucky
Utilities         1991  136,610   29,640         0        --           1,968
ROBERT M.
HEWETT;           1993  144,850   32,514         0          0          4,180
Vice President
of                1992  139,730   24,011         0        --           2,065
Kentucky
Utilities         1991  124,235   28,468         0        --           1,856

- --------
(1) Bonuses are paid under the Annual Performance Incentive Plan. Any bonus earned but deferred under the Executive Deferred Compensation Plan is included in the Table.
(2) Other annual compensation consists of amounts for group term life insurance and related taxes.
(3) All other compensation includes above market rate interest earned on deferred compensation and the employer matching contribution made to the officer's account in the 401(k) Employee Savings Plan. Such amounts for 1993 are shown in the following table.

                                                      INTEREST ON     401(K)
      EXECUTIVE                                         DEFERRED     MATCHING
       OFFICER                                        COMPENSATION CONTRIBUTION
      ---------                                       ------------ ------------
       John T. Newton................................    $3,947       $4,497
       Michael R. Whitley............................     1,548        4,497
       James W. Tipton...............................     1,215        4,497
       O. M. Goodlett................................         0        4,497
       Robert M. Hewett..............................         0        4,180

  Performance Shares contingently awarded under the Company's and Kentucky Utilities' Performance Share Plans in 1993 are reported in the Long Term Incentive Plan awards table below. Normally only Long-Term Incentive Awards for the most recently completed fiscal year are disclosed. Because in 1993 the Company submitted for approval by its shareholders the adoption of the KUE Performance Share Plan and amendment of the Kentucky Utilities Performance Share Plan, applicable rules required disclosure in the Company's 1993 proxy materials of awards made in 1992 and 1993. Accordingly, the awards shown below under the Kentucky Utilities Performance Share Plan under "Number of Units or Other Rights" are the same awards as shown in last year's proxy statement under "Number of Performance Shares" and "Year of Contingent Grant--1993." However, amounts shown below under "Estimated Future Payouts Under Non-Stock Price-Based Plans" have been recalculated based on the price of the Company's Common Stock on December 31, 1993. A description of how awards are determined is presented under "Report of Compensation Committee on Executive Compensation." A description of the scale by which performance targets are set follows the table.

              Long Term Incentive Plan--Awards In Last Fiscal Year

                         NUMBER PERFORMANCE
                           OF    OR OTHER
                         UNITS    PERIOD
                           OR      UNTIL       ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                         OTHER  MATURATION               PRICE-BASED PLANS(3)
                         RIGHTS     OR      ----------------------------------------------
   NAME                  (#)(1)  PAYOUT(2)  THRESHOLD ($)      TARGET ($)      MAXIMUM ($)
   ----                  ------ ----------- ------------- -------------------- -----------
John T. Newton.......... 7,110        3          $ 0      $103,095 or $154,642  $206,190
Michael R. Whitley...... 2,915        3            0      42,267 or 63,401        84,535
James W. Tipton......... 2,845        3            0      41,252 or 61,878        82,505
O. M. Goodlett.......... 1,920        3            0      27,840 or 41,760        55,680
Robert M. Hewett........ 1,210        3            0      17,545 or 26,317        35,090

- --------
(1) Constitutes Performance Shares contingently granted under the Kentucky Utilities Performance Share Plan in 1993.
(2) Number of years in Performance Cycle.
(3) See description below for the scale that determines which amount would be applicable.

  Under the Kentucky Utilities Performance Share Plan, which commenced in 1990 and is described under "Report of Compensation Committee on Executive Compensation," above, Performance Shares have been contingently granted each year since 1990 in each case for a three-year Performance Cycle. For the Performance Cycle commencing in 1990, it has been determined that there is a zero payout. Shares of Common Stock are awarded under the plan only after the end of the Performance Cycle and if the performance goals have been met. Participants will not be able to sell such Common Stock for a designated period, expected to be seven years, or until earlier retirement, death or as otherwise provided in the Performance Share Plan.

  For the Performance Cycles commencing in 1992 and prior years, payouts of awards will be based on the extent to which Kentucky Utilities' growth in earnings per share compares to 19 selected utilities (including Kentucky Utilities). The scale that determines if awards are earned is as follows: if Kentucky Utilities ranks in the top three, the payout will be 100% of the contingent grant (the Maximum shown in the table), if its rank is fourth through sixth, 75%, if its rank is seventh or eighth, 50% (the two figures shown as Target in the table) and if Kentucky Utilities ranks ninth or below, no shares will be awarded for that Performance Cycle (shown as the Threshold in the table). The dollar amounts of the Threshold, Target and Maximum awards are calculated assuming shares are awarded and based on the price of the Common Stock on December 31, 1993 ($29). The actual value of the shares awarded, if any, may be higher or lower.

  Payouts for the 1993-1995 Cycle will be determined by calculating the average return on equity for the Performance Cycle of Kentucky Utilities compared to the average return on equity for the Performance Cycle of the comparable utilities. The returns will then be ranked in descending order, and the payout will be determined in accordance with the scale of Kentucky Utilities' rank described above (i.e. top 3=100%; 4-6=75%; 7-8=50%; 9 or below=0).

  The KU Energy Performance Share Plan, which commenced in 1993, operates similarly to the Kentucky Utilities Performance Share Plan described above. The group of 19 comparative companies is selected from among utility holding companies. Payouts will be determined based on average return on equity of KU Energy compared to the average return on equity for the Performance Cycle of the comparable utility holding companies.

  Each of the officers of the Company and Kentucky Utilities is entitled to participate in the Kentucky Utilities employee retirement plans described below.

  Executive officers, like other employees, are eligible to participate in Kentucky Utilities' Retirement Plan, and all eligible persons whose compensation is reported in the Summary Compensation Table participated in the Retirement Plan. Contributions to the Retirement Plan are determined actuarially and cannot be readily calculated as applied to any individual participant or small group of participants. Generally, compensation for Retirement Plan purposes means base compensation while a participant, excluding overtime pay, commissions, performance incentive compensation or other extraordinary compensation. The compensation for Retirement Plan purposes of the individuals named in the foregoing table is substantially equivalent to the base salary reported in the Summary Compensation Table. As of December 31, 1993, the credited years of service under the Retirement Plan for such persons were as follows: Mr. Newton, 35 years; Mr. Whitley, 29 years; Mr. Tipton, 26 years; Mr. Goodlett, 23 years; and Mr. Hewett, 24 years. Retirement Plan benefits depend upon length of service, age at retirement and amount of compensation (determined in accordance with the Retirement Plan).

  Although higher amounts are determined under the Retirement Plan and shown in the table below, in most cases, pension benefits under the Retirement Plan or compensation used to measure such benefits will be reduced to comply with maximum limitations imposed by the Internal Revenue Code. Under such limitations effective in 1994, no base compensation above $150,000 may be used to calculate a benefit, except in the case of certain executive officers to preserve benefits accrued under previously applicable rules. In addition, no annual benefit derived from employer contributions may exceed $118,800. Assuming retirement at age 65, a Retirement Plan participant would be eligible at retirement for a maximum annual pension benefit (without taking into account the Internal Revenue Code limitations referred to above) set forth in the following table. However, assuming retirement at age 65, assuming 1993 base compensation and taking into account the Internal Revenue Code limitations, the annual pension benefit under the Retirement Plan for the executive officers named in the Summary Compensation Table would be as follows:
Mr. Newton, $120,818, Mr. Whitley, $102,545, Mr. Tipton, $93,978, Mr. Goodlett, $84,578, and Mr. Hewett, $87,098.

                       ANNUAL BENEFIT AFTER SPECIFIED YEARS OF SERVICE(2)
FINAL AVERAGE     -------------------------------------------------------------
 BASE PAY(1)        15       20       25       30       35       40       45
- -------------     ------- -------- -------- -------- -------- -------- --------
$125,000          $24,999 $ 33,333 $ 41,666 $ 49,999 $ 58,332 $ 66,665 $ 74,998
 150,000......... $29,999 $ 39,999 $ 49,999 $ 59,999 $ 69,998 $ 79,998 $ 89,998
 200,000......... $39,999 $ 53,332 $ 66,665 $ 79,998 $ 93,331 $106,664 $119,997
 250,000......... $49,999 $ 66,665 $ 83,331 $ 99,998 $116,664 $133,330 $149,996
 300,000......... $59,999 $ 79,998 $ 99,998 $119,997 $139,997 $159,996 $179,996
 350,000......... $69,998 $ 93,331 $116,664 $139,997 $163,329 $186,662 $209,995
 400,000......... $79,998 $106,664 $133,330 $159,996 $186,662 $213,328 $239,994
 450,000......... $89,998 $119,997 $149,996 $179,996 $209,995 $239,994 $269,993
 500,000......... $99,998 $133,330 $166,663 $199,995 $233,328 $266,660 $299,993

- --------
(1) "Final average base pay" generally means the average annual compensation during the 60 consecutive months of highest pay during the period of employment.
(2) Annual benefits shown are on a straight life annuity basis. Amounts shown are not subject to any deduction for Social Security benefits or other offset amounts. Benefits may be reduced by Internal Revenue Code limitations described above.

  Executive officers and certain other employees of the Company and Kentucky Utilities are eligible to be members in Kentucky Utilities' Supplemental Security Plan which provides retirement, disability and death benefits as well as a change in control retirement benefit and a change in control severance benefit. As to executive officers, upon retirement at age 65, an eligible member will receive 15 annual payments of an amount equal to 75% of basic compensation, offset by benefits payable from any defined benefit plan of the Company or an affiliate (such as Kentucky Utilities' Retirement Plan) and social security benefits. Basic compensation is the annualized base monthly salary of the member, exclusive of performance incentive compensation or other extraordinary compensation, in effect at termination of employment by retirement, disability or death. Upon termination of employment by death prior to age 65, the member's beneficiary will receive an annual benefit equal to 50% of basic compensation until the later of the date such member would have attained age 65 or completion of 15 annual payments. Upon termination of employment by disability, the member will receive the "retirement benefit" if the member lives to retirement age and is then disabled or the "death benefit" if the member dies prior to retirement age and is disabled at death. Benefits will be paid from the general funds of the employer. The estimated annual benefits from Kentucky Utilities' Supplemental Security Plan that would be payable upon retirement at normal retirement age for the individuals named in the Summary Compensation Table (assuming 1993 basic salary) are as follows: Mr. Newton, $180,550; Mr. Whitley, $48,121; Mr. Tipton, $49,182; Mr. Goodlett, $42,376; and Mr. Hewett, $5,737. Under the terms of the Supplemental Security Plan, the foregoing amounts increased from those reported in 1993 because of reductions in amounts that will be payable under the Retirement Plan resulting from the Internal Revenue Code limitations described above. To assist in providing funds to pay such benefits when they become payable, insurance is purchased on the lives of the members of the Supplemental Security Plan.

  Under the Supplemental Security Plan, members are entitled to change in control severance benefits in the following circumstances: (i) involuntary termination of the individual's employment within two years following the change in control for reasons other than cause, death, permanent disability or attainment of age 65, (ii) resignation within two years of the change in control for good reason (as defined in the plan) and (iii) in respect of the Chairman of the Board, the President, the Chief Financial Officer or, if such positions are filled by less than three persons, the Executive Vice President, in each case of Kentucky Utilities, termination of employment for any reason during the 30-day period commencing on the first anniversary of the change in control. In such circumstances, the employee will be entitled to a change in control severance payment equal to a certain percentage (300% in the case of executive officers of the Company or Kentucky Utilities) of the sum of (i) the employee's basic compensation and (ii) the employee's target annual performance incentive compensation. In addition, the employee will be entitled to continuation of certain employee welfare benefits for up to three years following termination of employment, subject to an offset for comparable benefits. Under the Supplemental Security Plan, the employee is entitled to receive additional payments, if necessary, to reimburse the employee for certain federal excise tax liabilities.The Supplemental Security Plan's change in control retirement benefit provides that, upon termination of employment, other than for cause (as defined in the Supplemental Security Plan) following a change in control, an eligible member will receive a lump sum amount equal to the present value of the retirement benefit (described in the preceding paragraph and assuming the member is then 65 but prorated if the member then has less than 15 years of service, including an assumed three additional years of service for executive officers); provided that, if the termination is more than two years from the change in control, the calculation of years of service will not include the assumed additional three years and the compensation upon which the benefit is calculated will be the actual compensation in effect at termination (rather than the compensation in effect at the change in control which, if higher, would be used if termination occurred within two years of the change in control). The change in control severance benefits and change in control retirement benefits are effective for a minimum of five years, which is automatically extended from year to year unless Kentucky Utilities gives notice that it does not wish to extend the period of effectiveness. Change in control has essentially the same meaning as under the Director Retirement Plans described under "Directors' Compensation."

  The Performance Share Plans and Executive Deferred Compensation Plans contain provisions relating to a change in control. Under each of these plans a change in control has essentially the same meaning as under the Director Retirement Plans described under "Directors' Compensation." Under the Performance Share Plans, if a participant's employment is terminated voluntarily or involuntarily after a change in control, such participant will have the right to an immediate cash payment for all Performance Cycles in which the participant is currently participating. The amount payable to a participant in the event of termination in connection with a change in control will be determined in accordance with the formula specified in the Performance Share Plan. In addition, after a change in control, whether or not the participant is terminated, under the Executive Deferred Compensation Plans, all amounts held under such plans will be paid to the participant. The Incentive Plans do not contain any change in control provisions.

                                    General

  Independent Public Accountants. The Audit Committee of the Board has selected the firm of Arthur Andersen & Co. as independent public accountants to examine the financial statements of the Company and

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